

June 18, 2014

Via E-mail
Jonathan S. Mothner
Executive Vice President, General Counsel and Secretary
Synchrony Financial
777 Long Ridge Road
Stamford, CT 06902

>   **Re: Synchrony Financial**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 6, 2014**
>   **File No. 333-194528**

Dear Mr. Mothner:

We have reviewed your amended registration statement filed June 6, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 79

Loans Receivables, page 110

1. We note your disclosure on page 111 stating the increase in allowance for loan losses during the three month period ended March 31, 2014 was mostly driven by an increase in your expected losses "driven by growth in loan receivables." While we noted the growth in loan receivables from $52.3 billion at December 31, 2012 to $57.3 billion at December 31, 2013, loan receivables actually decreased to $54.3 billion at March 31, 2014. Please revise your disclosure accordingly.

2. We note the increase in allowance for loan losses from December 31, 2013 to March 31, 2014. We further note that the allowance for loan losses as a percentage of total loan receivables increased from December 31, 2013 to March 31, 2014 while past due accounts as a percentage of total loans decreased. We also note your disclosure on page

84 related to the seasonality of your loan receivables. Please revise your filing to more clearly discuss the reasons for the increase in the allowance for loan losses as a percentage of loan receivables in comparison to the apparent positive trends in the credit quality of your loan portfolio.

Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impacted your allowance for loan loss. For instance, you may discuss trends in the active accounts and purchase volume per account, any trends in the FICO scores of the active accounts, the impact of seasonality on your allowance for loan loss, and other trends observed in specific qualitative factors.

You may contact Babette Cooper at (202) 551-3396 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Corey Chivers
        Weil, Gotshal & Manges LLP